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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________

                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                _______________

                    Supermarkets General Holdings Corporation
                            (Name of Subject Company)
                                _______________

                      Koninklijke Ahold N.V. (Royal Ahold)
                                  Croesus, Inc.
                               Ahold U.S.A., Inc.
                             Ahold Acquisition, Inc.
                                    (Bidders)
                                _______________

           $3.52 Cumulative Exchangeable Redeemable Preferred Stock,
                           par value $0.01 per share
                         (Title of Class of Securities)
                                _______________

                                    86844620
                      (CUSIP Number of Class of Securities)
                                _______________

                              Mr. Ton van Tielraden
                             Koninklijke Ahold N.V.
                                Albert Heijnweg 1
                        1507 EH Zaandam, The Netherlands
                               011-31-75-659-5671
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                _______________

                                    Copy to:

                               John M. Reiss, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     [  ] (a)
                                                                     [  ] (b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
                                                                     [  ]
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
                                                                     [  ]
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Croesus, Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     [  ] (a)
                                                                     [  ] (b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         BK
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
                                                                     [  ]

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
                                                                     [  ]
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold U.S.A., Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     [  ] (a)
                                                                     [  ] (b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
                                                                     [  ]

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
                                                                     [  ]
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold Acquisition, Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     [  ] (a)
                                                                     [  ] (b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
                                                                     [  ]

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
                                                                     [  ]
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

         This Amendment No. 4 amends and supplements the Schedule 14D-1 filed on March 15, 1999, as amended, relating to the offer by Ahold Acquisition, Inc., a Delaware corporation (the "Purchaser"), a direct wholly-owned subsidiary of Ahold U.S.A., Inc., a Delaware corporation ("Ahold U.S.A."), an indirect wholly-owned subsidiary of Croesus Inc., a Delaware corporation ("Croesus") and an indirect wholly-owned subsidiary of Koninklijke Ahold N.V. (also referred to as Royal Ahold), a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands ("Parent"), to purchase for cash all of the issued and outstanding shares of the $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Shares"), of Supermarkets General Holdings Corporation, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.

Item 1.  Security and the Subject Company

         Item 1(b) is hereby amended and supplemented by the following:

         The cover page of the Offer to Purchase is hereby amended by deleting the reference to "$38.25 Net Per Share" in the seventh line and replacing it with "$39.85 Net Per Share".

         The Introduction of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph and substituting therefor the following:

          "Ahold Acquisition, Inc., a Delaware corporation (the "Purchaser"), and an indirect wholly-owned subsidiary of Koninklijke Ahold N.V. (Royal Ahold), a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands ("Parent"), hereby offers to purchase all of the issued and outstanding shares of the $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Shares"), of Supermarkets General Holdings Corporation, a Delaware corporation (the "Company"), at a price of $39.85 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer")."

         The Introduction of the Offer to Purchase is hereby further amended and supplemented by deleting the third paragraph and substituting therefor the following:

          The Offer is an integral part of the transactions contemplated by, and is being made pursuant to, an Agreement and Plan of Merger, dated as of March 9, 1999 (the "SMG-II Merger Agreement"), by and among Parent, the Purchaser and SMG-II Holdings Corporation, a Delaware corporation ("SMG-II"), pursuant to which Parent will be acquiring all of the issued and outstanding shares of the capital stock of SMG-II through the merger of the Purchaser with and into SMG-II (the "SMG-II Merger"), subject to the terms and conditions contained in the SMG-II Merger Agreement. The aggregate consideration for the acquisition of all of the issued and outstanding shares of the capital stock of SMG-II is $45,950,492.25 which, when aggregated with the total potential consideration payable by the
     Purchaser to the holders of Shares pursuant to the Offer, equals $242,800,000. The Purchaser has been informed that, as of March 9, 1999, SMG-II is the owner of all of the issued and outstanding shares of Class A Common Stock and Class B Common Stock of the Company which shares represent, together with the Shares, all of the issued and outstanding shares of the capital stock of the Company.

         The Introduction of the Offer to Purchase is hereby further amended and supplemented by deleting the seventh paragraph and substituting therefor the following:

          "The SMG-II Merger Agreement provides that, promptly upon consummation of the SMG-II Merger, Parent will cause the Company to be merged with and into SMG-II (the "Company Merger"), pursuant to a Merger Agreement (the "Company Merger Agreement") in the form attached as an exhibit to the SMG-II Merger Agreement and to be entered into at such time by and between SMG-II and the Company. At the effective time of the Company Merger, each of the Shares (other than Shares held by any subsidiary of the Company or in the treasury of the Company, or held, directly or indirectly, by Parent or any direct or indirect subsidiary of Parent (including the Shares acquired by the Purchaser pursuant to the Offer), which Shares will be canceled, and other than Shares, if any, held by stockholders who perfect their appraisal rights under the Delaware General Corporation Law (the "DGCL") will be converted into the right to receive an amount in cash equal to $39.85. The Company Merger Agreement is more fully described in Section 11 - "Purpose of the Offer; Plans for the Company; Certain Agreements." Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, the Purchaser will be able to approve and effect the Company Merger without a vote of the Company's stockholders. If, however, the Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise, a vote of the Company's stockholders to effect the Company
     Merger is required under the DGCL and a longer period of time will be required to effect the Company Merger. See Section 11 - "Purpose of the Offer; Plans for the Company; Certain Agreements"."

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

         Item 3 is hereby amended and restated to read in its entirety as follows:

          "(a)-(b) The information set forth in the Introduction (as amended in Item 1 of this Amendment), Section 10--"Background of the Offer; Contacts with the Company" and Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" (as amended below) of the Offer to Purchase is incorporated herein by reference."

         Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" of the Offer to Purchase is hereby amended and supplemented by deleting the fifth paragraph of the subsection captioned "SMG-II Merger Agreement" and substituting therefor the following:

          "In the SMG-II Merger, on the date and at the time when the SMG-II Merger shall become effective (the "Effective Time") each issued and outstanding share of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of SMG-II, each issued and outstanding share of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of SMG-II, each issued and outstanding share of Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of SMG-II, each issued and outstanding share of Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), of SMG-II, and each issued and outstanding share of Series C Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock") and, together with the Class A Common Stock, the Class B Common Stock, the Series A Preferred Stock and the Series B Preferred Stock, collectively, the "SMG-II Stock") (other than shares of SMG-II Stock held by any subsidiary of SMG-II or in the treasury of SMG-II, or by Parent, the Purchaser or any other subsidiary of Parent, which shares of SMG-II Stock will be canceled, and other shares of SMG-II Stock, if any, held by stockholders who perfect their appraisal rights under the DGCL) will by virtue of the SMG-II Merger Agreement and without any action by the holder thereof, be converted into the right to receive, in the case of Class A Common Stock and Class B Common Stock, $4.38 in cash and in the case of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, $93.46 in cash (such amount, with respect to each such share of SMG-II Stock, the "Applicable Merger Consideration") payable to the holder thereof, without interest thereon."

         Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" of the Offer to Purchase is hereby further amended and supplemented by deleting the tenth paragraph of the subsection captioned "SMG-II Merger Agreement" and substituting therefor the following:

          "SMG-II Meeting. Pursuant to the SMG-II Merger Agreement, not later than September 3, 1999, SMG-II, acting through the board of directors of SMG-II, shall, in accordance with applicable law, (i) call a special meeting of its stockholders (the "Special Meeting") for the purpose of voting upon the SMG-II Merger Agreement and the SMG-II Merger or (ii) use its reasonable efforts to solicit in writing the consent to the SMG-II Merger Agreement and the SMG-II Merger from all holders of the SMG-II Stock. SMG-II has agreed that it shall include in its proxy solicitation or, as the case may be, consent solicitation the recommendation of the board of directors of SMG-II that stockholders of SMG-II approve and adopt the SMG-II Merger Agreement and approve the SMG-II Merger and take all other lawful action necessary and advisable to secure the vote or, as the case may be, consent of holders of 66 2/3% of SMG-II Stock (voting as one class, with each share having one vote) in favor of the SMG-II Merger and the SMG-II Merger Agreement."

         Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" of the Offer to Purchase is hereby amended and supplemented by deleting the twelfth paragraph of the subsection captioned "SMG-II Merger Agreement" and substituting therefor the following:

          Notwithstanding anything else provided in the foregoing paragraph to the contrary, the following are permitted under the SMG-II Merger
     Agreement: (1) the acquisition of direct or indirect interests in real property intended for the operation of stores of Pathmark or any of its subsidiaries (other than PRMC), the improvement of real property, the remodeling of stores of Pathmark or any of its subsidiaries (other than
     PRMC) and the obtaining of financing therefor in the ordinary course of business consistent with past practice, (2) the negotiation and entering into by Pathmark or any of its subsidiaries (other than PRMC) of amendments to existing leases for real property in the ordinary course of business,
     (3) the negotiation in good faith and entering into new collective bargaining agreements by Pathmark that replace agreements that have expired or will expire pursuant to their terms within 90 days from the date of the commencement of negotiations, (4) the marketing and sale of certain real estate not used in the supermarket business by Pathmark or any of its subsidiaries (other than PRMC), provided that no such sale (other than a sale pursuant to a binding agreement to which Pathmark was a party on March 9, 1999) shall be agreed to without the prior adequate consultation with Parent, (5) entering into amendments to the Credit Agreement among Pathmark, various banks, and The Chase Manhattan Bank, as Agent, dated as of June 30, 1997, as amended and restated (the "Pathmark Credit Agreement"), to modify covenants as required (other than modifications, except for a possible increase in the interest rate, which will make any one or more covenants more restrictive) and (6) entering into an agreement implementing the amendments to the First Amended and Restated Supply Agreement dated January 29, 1998, by and between Pathmark and C&S Wholesale Grocers, Inc. (the "Supply Agreement") agreed to in a memorandum of understanding effective December 27, 1998 by and between Pathmark and C&S Wholesale Grocers, Inc.

         Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" of the Offer to Purchase is hereby further amended and supplemented by deleting the fourth paragraph of the subsection captioned "Company Merger Agreement" and substituting therefor the following:

          "In the Company Merger, (i) each issued and outstanding share of Class A Common Stock and Class B Common Stock will be canceled without payment to the holders thereof and (ii) each issued and outstanding Share (other than Shares held by any subsidiary of the Surviving SMG-II Corporation or in the treasury of the Surviving SMG-II Corporation, or by Parent, the Purchaser or any other subsidiary of Parent, which Shares will be canceled, and other Shares, if any, held by stockholders who perfect their appraisal rights under the DGCL) will by virtue of the Company Merger and without any action by the holder thereof, be converted into the right to receive $39.85 in cash (the "Company Merger Consideration"), payable to the holder thereof, without interest thereon."

         Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" of the Offer to Purchase is hereby further amended and supplemented by adding at the end of the subsection captioned "SMG-II Merger Agreement" the following:

          "On August 24, 1999, the SMG-II Merger Agreement was amended by, among other changes, changing the Applicable Merger Consideration in the case of Class A Common Stock and Class B Common Stock to $4.38 in cash and in the case of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock to $93.46 in cash payable to the holder thereof, without interest thereon."

           A copy of the Amendment to the SMG-II Merger Agreement is filed as Exhibit (c)(5) and is incorporated herein by reference.

         Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" of the Offer to Purchase is hereby further amended and supplemented by adding at the end of the subsection captioned "The Alternative Stock Purchase Agreement" the following:

          "On August 24, 1999, the Alternative Stock Purchase Agreement was amended by deleting the reference to "$38.25 per share" in the second recital of the Alternative Stock Purchase Agreement and replacing it with "$39.85 per share"."

         A copy of the Amendment to the Alternative Stock Purchase Agreement is filed as Exhibit (c)(6) and is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         Item 5 is hereby amended and restated to read in its entirety as follows:

          "(a)-(g) The information set forth in the Introduction (as amended in Item 1 of this Amendment) and Section 10--"Background of the Offer; Contacts with the Company", Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" (as amended in Item 3 of this Amendment),
     Section 12--"Dividends and Distributions" and Section 13--"Effect of the Offer on the Market for the Shares; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference."

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         Item 7 is hereby amended and restated to read in its entirety as follows:

          "The information set forth in the Introduction (as amended in Item 1 of this Amendment), Section 9--"Source and Amount of Funds," Section
     10--"Background of the Offer; Contacts with the Company," Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" (as amended in Item 3 of this Amendment) and Section 15--"Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference."

Item 10. Additional Information.

         Paragraph (e) of Item 10 is hereby amended and supplemented by adding thereto the following:

          "The Company, SMG-II, the Purchaser, the directors of the Company and the plaintiff in a stockholder class action lawsuit entitled Wolfson v. Supermarkets General Holdings Corporation, et al., C.A. No. 17047 (the "Action") agreed to settle the Action pursuant to a Stipulation and
     Agreement of Compromise, Settlement and Release (the "Settlement Agreement") dated as of June 9, 1999. The Court of Chancery of the State of Delaware approved the Settlement Agreement on July 22, 1999, and the period for any appeal or review expired on August 23, 1999.

          On August 27, 1999, Parent announced that the Purchaser was extending the Expiration Date of the Offer until 5:00 p.m., New York City time, on Friday, October 8, 1999, unless further extended, and increasing the Offer Price for the Shares from $38.25 to $39.85 per Share."

         Paragraph (f) of Item 10 is hereby amended and supplemented by adding thereto the following:

          "On August 27, 1999, Parent issued a press release announcing the extension of the Expiration Date of the Offer until 5:00 p.m., New York City time, on Friday, October 8, 1999, unless further extended, and the increase in the Offer Price for the Shares from $38.25 to $39.85 per Share. A copy of the press release is filed as Exhibit (a)(11) and is incorporated herein by reference."

Item 11. Material to be Filed as Exhibits

         The following are hereby added as exhibits:


                    Exhibit  (a)(11)  Press   Release  dated  August  27,  1999,
                                      announcing the extension of the Expiration
                                      Date of the Offer and the increase in the Offer Price.

                    Exhibit  (a)(12)  Letter   from     Parent,   Ahold  U.S.A.,
                                      Croesus and the Purchaser to holders of the Shares dated August 27, 1999

                    Exhibit  (c)(5)   Amendment  to the  SMG-II Merger Agreement
                                      dated as of August 24, 1999.

                    Exhibit  (c)(6)   Amendment   to   the   Alternative   Stock
                                      Purchase  Agreement dated as of August 24,
                                      1999.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 1999          KONINKLIJKE AHOLD N.V.

                                By: /S/ R. G. TOBIN
                                    --------------------------------------------
                                    Name: R.G. Tobin
                                    Title: Executive Vice President

                                CROESUS, INC.

                                By: /S/ R. G. TOBIN
                                    --------------------------------------------
                                    Name: R.G. Tobin
                                    Title: President and Chief Executive Officer

                                AHOLD U.S.A., INC.

                                By: /S/ R. G. TOBIN
                                    --------------------------------------------
                                    Name: R. G. Tobin
                                    Title: President and Chief Executive Officer

                                AHOLD ACQUISITION, INC.

                                By: /S/ R. G. TOBIN
                                    --------------------------------------------
                                    Name: R. G. Tobin
                                    Title: President